Exhibit 99.2

Period ended March 31, 2022

2 Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Non-GAAP Financial Measures are identified with an asterisk (*) upon their first use in the presentation. Definitions of non-GAAP measures are included below. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses, net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Strategy to Grow, Innovate, Optimize Delivering Results 4 OPTIMIZE GROW INNOVATE Q1’22 revenue up 4%; 7% at constant FX* Above outlook for 2022–2025 mid-single digit revenue CAGR 24% operating income margin exceeds expectations Lottery operating income margin of 37% above 2025 target Adjusted EBITDA* matches prior year’s record levels at constant FX 41% Adjusted EBITDA margin among the highest level in Company history $80M returned to shareholders via dividends and share repurchases Second consecutive quarter of record returns *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Innovation Fueling Stronger, Multi-year Lottery Growth at Highly Compelling Margins Q1’22 results confirm long-term, mid-single digit growth outlook Instant ticket same-store sales grew at 7% CAGR from Q1’19 – Q1’22 Distinctive draw game innovation with Cash Pop™ Proprietary game now live with seven U.S. lotteries Transformational Infinity Instants™ technology gaining traction Patented technique significantly enhances product value and player experience North America iLottery sales up over 40% Investment in talent increases frequency of new game launches 5

IGT

Robust Gaming Growth Fueled by Compelling New Hardware and Games

40+% revenue growth propelled by higher unit shipments, average selling prices, IP royalties, and active units

Accelerating momentum for Peak series cabinets

PeakSlant32 - #1 multi-screen slant cabinet [1]
PeakSlant49 - #1 portrait slant cabinet[1]
PeakBartop - #2 video poker cabinet[1]; second only to IGT's CrystalSlant™ poker cabinet

Focus on multi-level progressives paying off

Money Mania, Prosperity Link, Wolf Run Eclipse™ among top titles

Several recent industry accolades

"Casino Supplier of the Year" at Global Gaming Awards London
"Multi-Channel Supplier of the Year" at International Gaming Awards
Several top prizes at The Casino Awards 2022


PROSPERITY
LINK
CAI YUN
HENG TONG
TOP DOLLAR

Global Gaming Awards 2022

Gaming Awards

The Casino Awards

[1] *Per April 2022 Eilers & Krejcik Gaming research*

6

Double-digit revenue growth fueled by strong U.S. iGaming and Sports Betting trends Successful iGaming new market launches West Virginia, Ontario commercial operators iSoftBet will more than double PlayDigital proprietary content library and provide world-class third-party game aggregation platform Complementary scale to existing business, enhances market access, and expands global reach Digital & Betting Growth Propelled by New Markets & Customers; Announced iSoftBet Acquisition Advances Key Strategic Initiatives 7

Good Citizenship is in Our DNA Commitment to the Science Based Targets initiative Issued formal Human Rights Policy Statement Perfect score on the Human Rights Campaign Foundation’s 2022 Corporate Equality Index Earned “Best Place to Work for LGBTQ+ Equality” designation Named “Best Diversity and Inclusion Employer” at The Casino Awards 2022 Awarded World Lottery Association Security Control Standard 2020 Level 2 Certification Recognizing IGT’s industry-leading risk management and processes 8

Q1’22 Reflects Power of Portfolio and Path to Long-Term Goals 9 Strong Q1’22 results provide confidence in delivering on full-year outlook Margins highlight leaner operating costs and efficiencies Underlying momentum in core businesses supports long-term outlook 2022-2025 targets: mid-single digit revenue CAGR, mid-teens operating income CAGR Investing in key strategic initiatives Organically and with selective M&A Solid financial condition enabling enhanced capital returns

Period ended March 31, 2022

Q1’22 Revenue and Profit Aligned with Historic Peak Levels; Operating Income Margin Exceeds Expectations 11 Revenue $1,051M In line with outlook Operating Income $252M Adjusted EBITDA $433M Cash From Operations $189M Net Debt* $5,832M vs. $5,922M at 12/31/21 Operating Income Margin 24% 200 basis points above high end of outlook 2025 target 26% - 29% Adjusted EBITDA Margin* 41% Among highest quarterly level in Company history Free Cash Flow* $115M Net Debt Leverage* 3.5x Stable vs. 12/31/21 Up 4% vs PY Up 7% at constant FX *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Q1’22: Revenue Growth Driven by Double-Digit Increases in Global Gaming and Digital & Betting Segments 12 Note: EUR/USD FX daily average: 1.12 in Q1'22, 1.21 in Q1’21 (1) PY benefits include Italy gaming hall closures, higher multi-state jackpot activity, and incentive accruals related to LMA agreements 749 707 680 228 (42) 99 9 327 (30) 325 38 47 47 Q1'21 Global Lottery Global Gaming Digital & Betting Excluding FX FX Q1'22 Digital & Betting Global Gaming Global Lottery 1,081 1,051 Consolidated Revenue 1st Quarter Highlights 78% increase in Global Gaming product sales Digital & Betting up 24% Global Lottery up 4% excluding PY benefits(1) 1,015

Global Lottery: Sustained Strong Player Demand; Highly Resilient Profit Profile 13 Revenue $680M OI Margin 37% 2025 target 33% - 36% Operating Income $252M As expected, global SSS down 10% Y/Y Higher play levels resulting in multi-year, mid-single digit global SSS CAGR from 2019 Product sales revenue nearly doubles Y/Y Operating income and OI margins reach third highest quarterly levels in last 3+ years

Global Gaming: Demand for Innovative Products, Continued Market Recovery Drive Significant Increases in Revenue and Profit 14 Up 42% vs PY Revenue $325M Operating Income $52M Up from ($26M) in PY OI Margin 16% vs. (11%) in PY 2025 target 28% - 30% Shipped over 7,100 units, up 63% Y/Y; ASP rises to $14,200 from $13,800 Highest Q1 unit shipments in Company history Executed multi-year patent portfolio licensing agreement Global installed base down 2% Y/Y to 48,379 units; Active units increase to 92% vs 52% in PY Operating income margin highest in two years, exceeds FY’19 level, reflecting benefit of OPtiMa cost saving program and high-margin IP royalties

Digital & Betting: High-Growth Profile on Display as Revenue and Profit Continue Upward Trajectory 15 Revenue $47M Record level; up 24% vs PY Record level; up 101% vs PY Operating Income $13M ~55% of revenue growth from new markets and organic growth; ~45% related to lower jackpot expense Market expansion in Connecticut, strong performance in Michigan drive increased iGaming results Sports betting growth propelled by new customers/jurisdictions, strong performance in Rhode Island Operating income more than doubles Y/Y OI Margin 28% Record level; up 11 points vs PY 2025 target 30+%

28% 16% 15% 41% Delivered Solid Cash Flows 16 $189M Cash from Operations $115M Free Cash Flow Cash Flows Capital Allocation Share Repurchases Dividends to Shareholders Minority Payments, net Capital Expenditures

Manageable Debt Maturity Profile; Leverage Remains at Low End of 2022 Target 17 40 222 222 222 444 61 555 1,100 1,583 750 555 750 1,716 2022 2023 2024 2025 2026 2027 2028 2029 $5,922 $5,832 2021 Q1'22 82% Fixed Variable Bank Debt Bonds Undrawn RCF Total liquidity of $2.3B; $0.6B in unrestricted cash, $1.7B in additional borrowing capacity Net debt leverage of 3.5x; 2022 target range of 3.5x – 4.0x Credit ratings at pre-pandemic levels of BB+ and Ba2 Proceeds from sale of Italy commercial services business expected in Q3’22 Purchase of iSoftBet expected to close in Q2’22 Note: Amounts in $millions unless otherwise noted Debt Maturity Profile Debt Composition Net Debt and Leverage* 18% 3.5x 3.5x

IGT

Reaffirming FY'22 Revenue and Profit Outlook; Introducing Q2'22 Outlook

FY'22 Outlook

Revenue	~$4.1B - ~$4.3B
Operating Income Margin	20% - 22%
Cash from Operations	$850M - $1,000M
Capital Expenditures	~$400M

Q2'22 Outlook

Revenue	~$1.0B - ~$1.1B
Operating Income Margin	20% - 22%

Outlook Assumptions

Mid-single digit Global Lottery SSS CAGR from 2019; lower revenue Y/Y due to benefit from specific items in H1'21

Global Gaming benefits from strong sales funnel with supply chain being key variable

Digital & Betting top-line revenue continues to grow at double-digit rate; making investments to fund future growth and strategic optionality

Current headwinds due to Omicron restrictions, supply chain constraints, and cost inflation addressed with benefits from incremental product sales, financial rigor on costs, and lower D&A

FX remaining a headwind for P&L but a tailwind for Net Debt

Note: EUR/USD FX @ 1.12; Outlook excludes impact from sale of Italian commercial services business

18

On Track to Deliver on Near & Medium-Term Commitments

Delivered Solid Q1'22 Results

Revenue up 4%, 7% at constant fx

Operating income margin exceeds expectations

Revenue and profit aligned with historic peak levels

Executing on Strategic Transactions

Sale of Italy commercial services; net proceeds to pay down debt

Investing in high-growth Digital & Betting segment with purchase of iSoftBet

Improved Capital Structure

Manageable debt maturity schedule

Leverage at low end of 2022 target

Returning Capital to Shareholders

Paid ~$40M in dividends in Q1'22

Repurchased 1.4M shares for ~$40M in Q1'22; $27.24 average price per share

19

$ in millions except otherwise noted Q1'22 Select Performance and KPI Data 22 GLOBAL LOTTERY Q1'22 Q1'21 Y/Y Change (%) Constant Currency Change (%) Q4'21 Sequential Change as Reported (%) Revenue Service Operating and facilities management contracts 599 695 (14)% (11)% 608 (1)% Upfront license fee amortization (49) (52) 7% —%(50) 3% Operating and facilities management contracts, net 551 643 (14)% (11)% 558 (1)% Other 84 83 2% 9% 87 (4)% Total service revenue 635 725 (13)% (9)% 646 (2)% Product sales 45 23 95% 105% 42 8% Total revenue 680 749 (9)% (6)% 687 (1)% Operating income 252 337 (25)% (21)% 217 16% Adjusted EBITDA 356 447 (20)% (17)% 336 6% Q1'22 Constant Currency Change (%) Q1'21 Constant Currency Change (%) Q4'21 Constant Currency Change (%) Global same-store sales growth (%) Instant ticket & draw games (6.7)% 27.4% 6.6% Multi-jurisdiction jackpots (40.0)% 94.7% 21.7% Total (10.3)% 32.4% 7.7% North America & Rest of world same-store sales growth (%) Instant ticket & draw games (3.9)% 20.9% 6.3% Multi-jurisdiction jackpots (40.0)% 94.7% 21.7% Total (9.0)% 27.8% 7.8% Italy same-store sales growth (%) Instant ticket & draw games (14.5)% 52.2% 7.7%

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q1'22 Select Performance and KPI Data 23 GLOBAL GAMING Q1'22 Q1'21 Y/Y Change (%) Constant Currency Change (%) Q4'21 Sequential Change as Reported (%) Revenue Service Terminal 108 90 20% 20% 109 (2)% Systems, software, and other 58 49 18% 19% 54 7% Total service revenue 165 139 19% 20% 163 1% Product sales Terminal 104 62 69% 70% 110 (5)% Other 55 28 99% 101% 48 16% Total product sales revenue 160 90 78% 80% 158 1% Total revenue 325 228 42% 43% 321 1% Operating income (loss) 52 (26) NA NA 36 43% Adjusted EBITDA 81 8 NM NM 66 23% Installed base units Casino 47,237 48,230 (2)% 47,732 Casino - L/T lease (1) 1,142 1,135 1% 1,117 Total installed base units 48,379 49,365 (2)% 48,849 Installed base units (by geography) US & Canada 32,772 34,138 (4)% 33,437 Rest of world 15,607 15,227 2% 15,412 Total installed base units 48,379 49,365 (2)% 48,849

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to lower active units in the prior year (2) Negative units due to reclass between New/expansion and Replacement units Q1'22 Select Performance and KPI Data 24 GLOBAL GAMING (Continued) Q1'22 Q1'21 Y/Y Change (%) Q4'21 Yields (by geography)(1), in absolute $ US & Canada $39.05 $32.27 21% $38.95 Rest of world $5.77 $2.58 124% $5.39 Total yields $28.19 $22.93 23% $28.27 Global machine units sold New/expansion 328 884 (63)% (11) Replacement 6,848 3,521 94% 7,377 Total machine units sold 7,176 4,405 63% 7,366 US & Canada machine units sold New/expansion 18 620 (97)% (452)(2) Replacement 5,299 2,276 133% 5,547 Total machine units sold 5,317 2,896 84% 5,095 Rest of world machine units sold New/expansion 310 264 17% 441 Replacement 1,549 1,245 24% 1,830 Total machine units sold 1,859 1,509 23% 2,271 Average Selling Price (ASP), in absolute $ US & Canada $14,800 $13,900 6% $15,300 Rest of world $12,300 $13,700 (10)% $13,400 Total ASP $14,200 $13,800 3% $14,700 Gaming Systems Revenue 43 30 42% 42

$ in millions except otherwise noted Q1'22 Select Performance and KPI Data 25 DIGITAL & BETTING Q1'22 Q1'21 Y/Y Change (%) Constant Currency Change (%) Q4'21 Sequential Change as Reported (%) Revenue Service 47 37 27% 27% 41 14% Product sales — 1 (72)% (71)% 1 (51)% Total revenue 47 38 24% 24% 42 13% Operating income 13 7 101% 100% 5 167% Adjusted EBITDA 17 10 63% 63% 9 89% CONSOLIDATED Revenue (by geography) US & Canada 598 542 10% 10% 591 1% Italy 298 348 (14)% (8)% 305 (2)% Rest of world 155 124 25% 31% 154 1% Total revenue 1,051 1,015 4% 7% 1,050 —%

Q1'22 Summarized Income Statement 26 For the three months ended March 31, 2022 2021 Y/Y Change (%) Constant Currency Change (%) Service revenue 846 901 (6)% (3)% Product sales 205 114 80% 83% Total revenue 1,051 1,015 4% 7% Total operating expenses 799 755 6% 8% Operating income 252 260 (3)% 2% Interest expense, net 76 94 Foreign exchange gain, net (3) (145) Other (income) expense, net (3) 25 Total non-operating expenses (income) 70 (27) Income from continuing operations before provision for income taxes 182 287 Provision for income taxes 65 148 Income from continuing operations 117 138 Income from discontinued operations, net of tax — 11 Net income 117 149 Net income attributable to IGT PLC per common share - basic $0.39 $0.45 $ in millions except per share amounts

Summarized Cash Flow Statement 27 For the three months ended March 31, 2022 2021 Net cash provided by operating activities 189 251 Capital expenditures (73) (48) Free cash flow 115 204 Net cash used by discontinued operations —(46) Debt proceeds/(repayments), net 21 (206) Repurchases of common stock (39) — Shareholder dividends paid (41) — Other - Net (61) (89) Other Investing/Financing Activities (119) (341) Net Cash Flow (4) (137) Effect of Exchange Rates/Other (13) (36) Net Change in Cash and Restricted Cash (17) (173) $ in millions; all amounts presented reflect continuing operations unless otherwise noted

28 For the three months ended March 31, 2022 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 117 Provision for income taxes 65 Interest expense, net 76 Foreign exchange gain, net (3) Other non-operating income, net (3) Operating income (loss) 252 52 13 316 (64) 252 Depreciation 44 27 4 75 — 74 Amortization - service revenue (1) 51 —— 51 — 51 Amortization - non-purchase accounting 7 2 — 9 1 9 Amortization - purchase accounting ———— 38 38 Stock-based compensation 2 2 — 4 6 10 Adjusted EBITDA 356 81 17 454 (21) 433 Cash flows from operating activities - continuing operations 189 Capital expenditures (73) Free Cash Flow 115 Reconciliations of Non-GAAP Measures - Q1'22 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees

29 For the three months ended March 31, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 138 Provision for income taxes 148 Interest expense, net 94 Foreign exchange gain, net (145) Other non-operating expense, net 25 Operating income (loss) 337 (26) 7 318 (58) 260 Depreciation 47 32 4 83 (1) 82 Amortization - service revenue (1) 55 —— 55 — 55 Amortization - non-purchase accounting 8 1 — 9 1 10 Amortization - purchase accounting ———— 39 39 Stock-based compensation 1 1 — 2 2 4 Adjusted EBITDA 447 8 10 466 (16) 450 Cash flows from operating activities - continuing operations 251 Capital expenditures (48) Free Cash Flow 204 Reconciliations of Non-GAAP Measures - Q1'21 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees